SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Cazoo Group Ltd.
(Name of Issuer)

Class A Ordinary Shares, par value $0.002 per share
(Title of Class of Securities)

G2007L204
(CUSIP Number)

Amanda Hector
D1 Capital Partners L.P.
9 West 57th Street, 36th Floor
New York, NY 10019

Eleazer Klein, Esq.
Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 10, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2007L204	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON D1 Capital Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,657,235 Class A Ordinary Shares (including 300,000 Class A Ordinary Shares issuable upon conversion of convertible notes)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,657,235 Class A Ordinary Shares (including 300,000 Class A Ordinary Shares issuable upon conversion of convertible notes)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,657,235 Class A Ordinary Shares (including 300,000 Class A Ordinary Shares issuable upon conversion of convertible notes)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON PN, IA

CUSIP No. G2007L204	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Daniel Sundheim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,657,235 Class A Ordinary Shares (including 300,000 Class A Ordinary Shares issuable upon conversion of convertible notes)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,657,235 Class A Ordinary Shares (including 300,000 Class A Ordinary Shares issuable upon conversion of convertible notes)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,657,235 Class A Ordinary Shares (including 300,000 Class A Ordinary Shares issuable upon conversion of convertible notes)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP No. G2007L204	SCHEDULE 13D/A	Page 4 of 7 Pages

The following constitutes Amendment No. 7 to the Schedule 13D (“Amendment No. 7”). This Amendment No. 7 amends the Schedule 13D as specifically set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented as follows:

As disclosed in the Original Schedule 13D, the Reporting Persons intend to review their investment on a continuing basis and may in the future take such actions as it deems appropriate with respect to D1 Master’s holding of the Class A Ordinary Shares and the Notes, including the possibility of joining the transaction support agreement, dated September 20, 2023, entered into by the Issuer and certain of its subsidiaries with certain holders of the Notes and Class A Ordinary Shares (the “Transaction Support Agreement”).

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a)-(c) and (e) are hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D/A for the aggregate number of Class A Ordinary Shares and percentages of the Class A Ordinary Shares beneficially owned by each Reporting Person. The percentages used in this Schedule 13D/A are calculated based upon 38,871,352 Class A Ordinary Shares outstanding as of October 10, 2023, as reported by the Issuer in Exhibit 99.1 to its Report of Foreign Issuer on Form 6-K filed SEC on November 6, 2023.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Class A Ordinary Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The transactions in the Class A Ordinary Shares effected by the Reporting Persons during the past sixty (60) days are set forth on Schedule A, and are incorporated herein by reference.

(e)	November 10, 2023.

CUSIP No. G2007L204	SCHEDULE 13D/A	Page 5 of 7 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and supplemented as follows:

D1 Master previously entered into a Joinder Agreement to the Cooperation Agreement dated March 17, 2023 (previously filed as Exhibit G and Exhibit F, respectively, to the Reporting Persons’ Schedule 13D/A filed on April 27, 2023). Pursuant to a Termination Agreement, dated September 20, 2023, entered into by Viking Global Investors LP and Farallon Capital Partners, L.P., the Cooperation Agreement was terminated effective immediately prior to the effectiveness of the Transaction Support Agreement.

CUSIP No. G2007L204	SCHEDULE 13D/A	Page 6 of 7 Pages

SCHEDULE A

Transactions in the Class A Ordinary Shares of the Company by the Reporting Persons During the Past (60) Days

The following table sets forth all transactions in the Class A Ordinary Shares during the past sixty (60) days by the Reporting Persons. Except as noted below, all such transactions were effected in the open market through brokers and the price per share excludes commissions. Where a price range is provided in the column titled “Price Range ($)”, the price reported in the column titled “Price Per Share ($)” is a weighted average price. These Class A Ordinary Shares were purchased or sold in multiple transactions at prices between the price ranges indicated in the column titled “Price Range ($)”. The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of Class A Ordinary Shares purchased or sold at each separate price.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)

11/10/2023	(484,091)	0.37	0.35 – 0.40

CUSIP No. G2007L204	SCHEDULE 13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 13, 2023

D1 Capital Partners L.P.

By: /s/ Amanda Hector
Name: Amanda Hector
Title: General Counsel and Chief Compliance Officer

/s/ Daniel Sundheim
DANIEL SUNDHEIM